Exhibit 12

BEAM INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollar amounts in millions)

Three months ended March 31
2012
Earnings Available:
Income from continuing operations before income taxes	$112.5
Add: Total Fixed Charges	25.8
Less: Income (loss) of equity investees included above	4.1

Total Earnings Available	$134.2

Fixed Charges and Preferred Dividends:
Interest expense and amortization of debt discount and expenses	$24.5
Portion of rentals representative of an interest factor	1.3

Total Fixed Charges	$25.8
Preferred dividend requirements	0.2

Combined Fixed Charges and Preferred Dividends	$26.0

Ratio of Earnings to Fixed Charges	5.20
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.16